Exhibit 12

QWEST CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Six Months Ended June 30,	Years Ended December 31,
	2018	2017	2016	2015	2014	2013
	(Dollars in millions)
Income before income tax expense	$1,018	1,791	1,763	1,733	1,609	1,566
Add: estimated fixed charges	289	583	579	568	546	557
Add: estimated amortization of capitalized interest	5	8	8	8	8	8
Less: interest capitalized	(13)	(32)	(19)	(18)	(17)	(17)
Total earnings available for fixed charges	$1,299	2,350	2,331	2,291	2,146	2,114
Estimate of interest factor on rentals	$11	23	23	24	25	26
Interest expense, including amortization of premiums, discounts and debt issuance costs	265	528	537	526	504	514
Interest capitalized	13	32	19	18	17	17
Total fixed charges	$289	583	579	568	546	557
Ratio of earnings to fixed charges	4.5	4.0	4.0	4.0	3.9	3.8